cm

4117

SEC MAIL PROCESSING SECTION RECEIVED APR 06 2006 WASH. D.C. 209

SECUF 06009179 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VestPoint Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14499 N. Dale Mabry Highway Suite 280
(No. and Street)

Tampa (City) FL (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kingery & Crouse, P.A.
(Name – *if individual, state last, first, middle name*)

2801 W. Busch Blvd. #200 (Address) Tampa (City) FL (State) 33618 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/20/06

OATH OR AFFIRMATION

I, Russell E. Osborn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestpoint Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE STAHLGREN
Comm# DD0328325
Expires 6/13/2008
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Signature

President

Title

Michelle Stahlgren

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

N/A - Not Applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINGERY &CROUSE PA
CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of Vestpoint Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental information of Vestpoint Securities, Inc. (the "Company"), as of and for the year ended December 31, 2005, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. *Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13*

2. *Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System*

3. *Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3*

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and its operation that we considered to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated March 16, 2006.

> ***Observation -*** *Throughout the year ended December 31, 2005, the Company did not properly record certain liabilities relating to its business as a reduction to net worth. Such liabilities primarily related to obligations under consulting agreements and legal expenses. The obligations under consulting agreements were subsequently eliminated when such agreements were terminated by the consultants. Further, the Company was relieved from its responsibility for the aforementioned legal expenses as evidenced by correspondence from the Company's legal counsel.*
>
> ***Observation -*** *Throughout the year ended December 31, 2005, the Company did not properly include contingent liabilities related to certain NASD arbitration matters in its computation of aggregate indebtedness, and as a result, did not maintain an accurate net capital computation.*
>
> ***Observation*** *– As a result of the inaccuracies noted above, the Company failed to prepare and maintain an accurate net capital computation, general ledger, and balance sheet, filed inaccurate FOCUS reports during the year ended December 31, 2005, and failed to adequately implement supervisory policies and procedures designed to prevent and detect violations of securities laws regarding net capital computation, financial recordkeeping and FOCUS reporting.*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kingery & Crouse P.A.

March 16, 2006

VESTPOINT SECURITIES, INC.

Financial Statements
and Supplementary Information
as of and for the year ended
December 31, 2005
and
Independent Auditors' Report

VESTPOINT SECURITIES, INC.

TABLE OF CONTENTS

KINGERY
&CROUSE PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Vestpoint Securities, Inc:

We have audited the accompanying statement of financial condition of Vestpoint Securities, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained at page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to such financial statements, the Company has suffered recurring losses and negative cash flows, and has minimal net capital as of December 31, 2005. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kingery & Crouse P.A.

March 16, 2006

2801 West Busch Boulevard, Suite 200, Tampa, Florida 33618
Phone: 813.874.1280 ■ Fax: 813.874.1292 ■ www.TampaCPA.com

VESTPOINT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS		
Cash	$	23,970
Receivables:		
Commissions (net of allowance for doubtful accounts of $0)		14,075
Other		16,774
Furniture, fixtures and equipment (net of accumulated depreciation of $718)		7,748
Deposit with clearing organization		25,000
Other assets		7,041
TOTAL	$	94,608
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	12,830
Payable to clearing firm		26,993
Commissions payable		6,111
Accrued and other liabilities		7,562
Total liabilities		53,496
Stockholder's equity:		
Common stock - $1 par value; 100,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		301,713
Accumulated deficit		(260,701)
Total stockholder's equity		41,112
TOTAL	$	94,608

See notes to financial statements.

VESTPOINT SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commission revenues:		
REITS	$	338,701
Private placements		148,960
Mutual funds		97,474
Variable annuities		58,858
OTC and other		134,006
Other miscellaneous income		1,080
Total revenues		779,079
EXPENSES:		
Auto		1,985
Advertising		14,768
Bad debt		1,299
Bank charges		802
Clearing charges		37,512
Commissions		281,342
Consulting fees		131,001
Depreciation		718
Dues and subscriptions		2,448
Employee benefits		20,558
Equipment rental		3,621
Information systems		32,768
Insurance		1,391
Licenses and permits		12,803
Office expenses and supplies		19,785
Meals and entertainment		1,000
Miscellaneous		4,485
NASD fees		11,850
Postage and courier		10,820
Printing		1,324
Professional fees		42,744
Rent		79,184
Salaries, wages and related payroll taxes		249,768
Telephone		24,858
Training		762
Travel		9,079
Total expenses		998,675
Net loss	$	(219,596)

See notes to financial statements.

VESTPOINT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCES – December 31, 2004	100	$ 83,380	$ (41,105)	$ 42,375
Capital contributions, net of distributions	-	218,333	-	218,333
Net loss	-	-	(219,596)	(219,596)
BALANCES – December 31, 2005	$ 100	$ 301,713	$ (260,701)	$ 41,112

See notes to financial statements.

VESTPOINT SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(219,596)
Adjustments to reconcile net loss net to cash used in operating activities:		
Depreciation		718
Increase (decrease) in cash flows from changes in operating assets and liabilities:		
Commissions receivable		42,521
Deposits and other current assets		(18,027)
Accounts payable		9,822
Commissions payable		(39,479)
Accrued and other liabilities		15,823
NET CASH USED IN OPERATING ACTIVITIES		(208,218)
CASH FLOWS USED IN INVESTING ACTIVITIES -		
Purchases of furniture, fixtures and equipment		(8,467)
CASH FLOWS FROM FINANCING ACTIVITIES -		
Capital contributions – net		218,333
NET INCREASE IN CASH		1,648
CASH – BEGINNING OF YEAR		22,322
CASH - END OF YEAR	$	23,970
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	-
Interest paid	$	1,053

See notes to financial statements.

NOTE A – NATURE OF BUSINESS AND ACQUISITION

Vestpoint Securities, Inc. (the "Company") is a Florida S Corporation conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company operates from various offices throughout the state of Florida, and substantially all of its customers are residents of such state. As such, it is at least reasonably possible that a significant economic downturn in Florida could adversely impact the Company's operations.

On November 28, 2005, the sole shareholder of Vestpoint Securities, Inc. entered into an acquisition agreement with Puritan Financial Group, Inc. ("Puritan") contingent on regulatory approval. Under the agreement, Puritan will acquire 100 percent of the issued and outstanding stock of Vestpoint in exchange for 1,294,159 shares of common stock of Puritan. The purchase accounting related to the acquisition will be recorded upon regulatory approval, which is expected in April 2006, and full execution of the terms of the agreement.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates that are critical to the accompanying financial statements arise from management's belief that the arbitration discussed at Note G will be settled at no loss to the Company inasmuch as any such loss could result in the Company violating its net capital requirement. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary. It is at least reasonably possible that this estimate could change in the near term with respect to this matter.

Revenue Recognition – The Company's primary source of revenue arises from commissions earned from the purchase and sale of securities, particularly mutual funds, over-the-counter and other stocks, real estate investment trusts (REITS) and variable annuities. Customers' securities transactions are reported on a settlement date basis and the recognition of commission income and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customers of variable annuities products are entitled to a rescission period; however, management does not believe that any such rescissions would have a material impact on the Company's results of operations.

Customer Accounts - The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Allowance for Doubtful Accounts – The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Income Taxes - The Company, with the consent of its stockholder, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of S Corporations are taxed on their proportionate share of a Company's taxable income. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

Furniture, Fixtures and Equipment – At December 31, 2005, furniture and fixtures amounted to $3,768 and equipment amounted to $4,698. Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five to seven years. At December 31, 2005, accumulated depreciation was $718. Expenditures for repairs and maintenance are charged to operations as incurred.

Advertising Costs – Advertising costs are charged to operations as incurred and amounted to $14,768 during the year ended December 31, 2005.

Accounting Pronouncements – The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2005. The Company has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company's reported financial position or operations in the near term.

NOTE C – GOING CONCERN

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. The Company has suffered significant losses and negative cash flows and has minimal capital which makes it susceptible to violating its minimum net capital requirement if the arbitration discussed in Note G results in a loss and/or if the Company fails to generate positive results of operations. As such, the Company's ability to continue as a going concern is contingent upon it being able to secure an adequate amount of debt or equity capital to meet its operating, and net capital, requirements. The Company's operations have historically been funded through contributions from its stockholder, and management anticipates that the

Company will be able to obtain necessary capital to operate and remain in compliance with its net worth requirements through additional infusions from such stockholder and/or other private placements of its stock. However, there can be no assurance that any such plans will materialize and/or that the Company will be able to fund any operating cash shortfalls or remain in compliance with its minimum net capital requirement. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

The Company's financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should it be unable to continue as a going concern.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counter-parties that primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At December 31, 2005, financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of commissions' receivable and cash. The Company maintains its cash in deposit accounts with two high quality financial institutions. Cash in deposit accounts may at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

With respect to commissions' receivable, at December 31, 2005, approximately 83% of commission receivables are due from a single offeror of securities. In addition, during the year ended December 31, 2005, substantially all REIT commission revenue (which comprises approximately 43% of the Company's revenues) was derived from sales of securities of one trust entity, and approximately 12% and 19% of total 2005 revenues were derived from sales of securities offered by a particular mutual fund organization, and sales of variable annuities offered by a particular provider, respectively.

NOTE F – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital of $8,572 was $1,004 in excess of its required net capital of $7,568. At December 31, 2005, the Company's aggregate indebtedness to net capital ratio was 13.24 to 1.

NOTE G – COMMITMENTS AND CONTINGENCY

The Company is involved in a NASD Dispute Resolution arbitration proceeding in which the claimant is seeking damages from multiple respondents in excess of $60,000. The Company is attempting to be dismissed from the proceeding due to its lack of involvement. In the event they are unsuccessful in this attempt, management intends to defend the case vigorously. Because the arbitration is currently in the discovery stage, its ultimate outcome cannot presently be determined. Accordingly, no effect has been given to any loss that may result from the resolution of this matter in the accompanying financial statements.

At December 31, 2004, the Company was involved in a similar arbitration proceeding in which the claimant was seeking $280,000 from multiple respondents. The arbitration matter was settled in 2006 at no loss to the Company.

During 2005, the Company began leasing its corporate office space under an operating lease agreement expiring in April 2008. Prior to April 2005, the Company leased its corporate office space from a related party (see Note I). The Company also paid rent on various other locations on a monthly basis during 2005. For the year ended December 31, 2005, rent expense was approximately $79,000. Future minimal lease payments under agreements with non-cancelable lease terms are as follows as of December 31, 2005:

2006	$42,700
2007	$44,000
2008	$13,000

NOTE H – EMPLOYEE BENEFIT PLAN

Effective June 1, 2004, the Company adopted the *Advantec Solutions Retirement Plan* covering substantially all employees meeting certain eligibility requirements. The Company may make discretionary matching contributions to the Plan; however, there were no matching contributions made for the year ended December 31, 2005.

NOTE I – RELATED PARTY TRANSACTIONS

Prior to April 2005, the Company subleased office space from a related party under an operating lease agreement and paid approximately $8,000 in rent to this related party during 2005. The Company also paid approximately $6,000 to this related party for certain overhead and management services provided during a portion of 2005.

During the year ended December 31, 2005, the Company paid professional and consulting fees under certain agreements of approximately $102,800 to various individuals related to the Company. All of the agreements were terminated prior to December 31, 2005.

VESTPOINT SECURITIES, INC.

SUPPLEMENTAL INFORMATION - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

Net Capital:		
Total stockholder's equity	$	41,112
Total stockholder's equity qualified for net capital		41,112
Deductions:		
Aged commissions receivable		2,036
Other assets		30,504
Total deductions		32,540
Net capital	**$**	**8,572**
Minimum net capital requirement	$	7,568
Excess net capital	$	1,004
Excess net capital at 1000%	$	29,762
Aggregate indebtedness:		
Accounts payable	$	12,830
Payable to clearing firm		26,993
Commissions payable		6,111
Accrued and other liabilities		7,562
Other unrecorded amounts (contingent liability)		60,000
Total aggregate indebtedness	$	113,496
Ratio: Aggregate indebtedness to net capital		**13.24 to 1**
Reconciliation of net capital to Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital as reported in Company's Part II unaudited FOCUS Report	$	21,275
Adjustments		(12,703)
Net capital, per above	$	8,572

See notes to financial statements.